United States securities and exchange commission logo





                               August 26, 2021

       Brandon Dutch Mendenhall
       President and Chief Executive Officer
       RAD Diversified REIT, Inc.
       211 N. Lois Avenue
       Tampa, FL 33609

                                                        Re: RAD Diversified
REIT, Inc.
                                                            Amendment No. 2 to
                                                            Offering Statement
on Form 1-A
                                                            Filed August 6,
2021
                                                            File No. 024-11439

       Dear Mr. Mendenhall:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 12, 2021 letter.

       Amendment No. 2 to Offering Statement on Form 1-A filed August 6, 2021

       General

   1. We note your response to comment 1. However, we continue to believe that the company must have funds
available (e.g., cash and/or a commitment letter from a bank) to cover all persons, including
affiliates, who are eligible to participate in the rescission offer. Please provide us with
additional analysis as to the availability and sources of the funds necessary to fully fund
the rescission offer.
 Brandon Dutch Mendenhall
FirstName LastNameBrandon
RAD Diversified REIT, Inc. Dutch Mendenhall
Comapany
August 26, NameRAD
           2021      Diversified REIT, Inc.
August
Page 2 26, 2021 Page 2
FirstName LastName
        You may contact William Demarest at 202-551-3432 or Shannon Menjivar at 202-551-
3856 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Jonathan Burr at 202-551-5833
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:      Fanni Koszeg